UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: June 12, 2025	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Below is the English version of our June 12, 2025 filing on the Taiwan Stock Exchange Corporation’s Market Observation Post System (MOPS).

Date of announcement: 2025/06/12

Subject: Announcement of the Company on the completion of registration of treasury stock cancellation.

Date of events: 2025/06/12

To which item it meets: Article 4, Paragraph 1, Item 36 of the Taiwan Stock Exchange Corporation Procedures for Verification and Disclosure of Material Information of Companies with Listed Securities

Statement:

1.
Date of the competent authority’s approval of capital reduction: 2025/03/21
2.
Date of completion of capitalization change registration: 2025/06/11
3.
Effect on the financial statements (including any discrepancy between the amount of paid-in capital and the number of shares outstanding, and the effect on net worth per share):
(1)
Paid-in capital: NT$7,272,401,260 before capital reduction; NT$7,172,401,260 after capital reduction.
(2)
Outstanding shares: 717,240,126 before capital reduction; 717,240,126 after capital reduction.
(3)
Net worth per share: NT$34.78 before capital reduction; NT$34.78 after capital reduction.
4.
Plan for expected share replacement operations: Not applicable
5.
Estimated number of listed common shares after capital reduction and new issue: Not applicable
6.
Estimated number of listed common shares as a percentage of issued common shares after capital reduction and new issue (Number of common shares after capital reduction / Number of issued common shares): Not applicable
7.
Countermeasures for poor circulation of equity if the aforesaid estimated number of listed common shares does not reach 60 million shares and the percentage does not reach 25% after capital reduction: Not applicable
8.
Any other matters that need to be specified:
(1)
The Company cancelled 10,000,000 shares of the 4th repurchase of treasury shares and received the approval from the competent authority on June 12, 2025.
(2)
Net worth per share is calculated according to the 2025 first quarter financial statements.